                                                            PART II - EXHIBIT 12

                      FORTUNE BRANDS, INC. AND SUBSIDIARIES
         STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in millions)

                                                                                                             Six Months
                                                                        Years Ended December 31,               Ended
                                                            ---------------------------------------------     June 30,
                                                             1998      1999      2000     2001      2002        2003
                                                            ------    -------   ------   ------    ------       ----
Earnings Available:
   Income (loss) from continuing operations
      before income taxes, minority
      interest and extraordinary items................      $516.4    $(725.2)  $ 44.0   $491.9    $756.2      $392.9

   Less:Excess of earnings over
                 dividends of less than
                 fifty percent owned
                 companies............................         0.2        0.2      0.2        -         -         0.6
           Capitalized interest.......................           -        4.1      0.6      0.1       0.3           -
                                                            ------    -------   ------   ------    ------      ------
                                                            $516.2    $(720.9)  $ 43.2   $491.8    $755.9      $392.3
                                                            ======    =======   ======   ======    ======      ======

Fixed Charges:

   Interest expense (including
      capitalized interest) and
      amortization of debt discount
      and expenses....................................      $105.4    $ 113.9   $135.6   $100.5    $ 76.9      $ 38.1
   Portion of rentals representative
      of an interest factor...........................        17.0       19.0     18.0     17.0      17.5         8.2
                                                            ------    -------   ------   ------    ------      ------
             Total Fixed Charges......................       122.4      132.9    153.6    117.5      94.4        46.3
                                                            ------    -------   ------   ------    ------      ------
             Total Earnings Available.................      $638.6    $(588.0)  $196.8   $609.3    $850.3      $438.6
                                                            ======    =======   ======   ======    ======      ======
Ratio of Earnings to Fixed Charges....................        5.22         (A)    1.28     5.19      9.01        9.47
                                                            ======    =======   ======   ======    ======      ======

(A) As a result of the loss reported for the year ended December 31, 1999, the Company was unable to cover the fixed charges as indicated.

         Included in earnings in 1999 was a second quarter goodwill write-down of $1,126 million. If this write-down was excluded from earnings, the ratio of earnings to fixed charges for the year ended December 31, 1999 would have been 4.05.